UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Quarterly and Annual Results of Operations

On March 1, 2021, Stratasys Ltd. (“we” or “us”) announced our financial results for the fourth quarter and the full year ended December 31, 2020.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

In conjunction with the conference call being held on March 1, 2021 to discuss our results, we are furnishing a copy of the PowerPoint presentation that provides supplemental information regarding our business and our financial results, and which will be referenced on that conference call. We have attached that presentation to this Form 6-K as Exhibit 99.2, which exhibit is incorporated herein by reference.

The information in this Form 6-K, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: March 1, 2021	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated March 1, 2021 announcing the financial results of Stratasys Ltd. for the fourth quarter and full year ended December 31, 2020

99.2	PowerPoint presentation providing supplemental information to be referenced on the conference call of Stratasys Ltd. discussing its quarterly and annual financial results, being held on March 1, 2021

3